Exhibit 99.1

InMode Reports Record Second Quarter 2021 Financial Results:
Quarterly Revenues of $87.3 Million Represent 184% Year Over Year Growth

YOKNEAM, Israel, July 28, 2021, InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights:

•
Record quarterly revenues of $87.3 million, an increase of 184% compared to the second quarter of 2020: InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 71% of quarterly revenues, while 22% came from InMode’s hands-free platforms and 7% from InMode’s traditional laser and non-invasive RF platforms

•	Record GAAP net income of $40.9 million, compared to $8.6 million in the second quarter of 2020; *non-GAAP net income of $43.9 million, compared to $10.1 million in the second quarter of 2020
•	Record GAAP diluted earnings per share of $0.95, compared to $0.21 in the second quarter of 2020; *non-GAAP diluted earnings per share of $1.02, compared to $0.24 in the second quarter of 2020
•	Total cash position of $332.9 million as of June 30, 2021, including cash and cash equivalents, marketable securities and short-term bank deposits

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2021	Q2 2020
Revenues	$87,325	$30,765
Gross Margins	85%	85%
Net Income Attributable to InMode Ltd.	$40,925	$8,588
Earnings per Diluted Share	$0.95	$0.21
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2021	Q2 2020
Gross Margins	86%	85%
Net Income Attributable to InMode Ltd.	$43,873	$10,096
Earnings per Diluted Share	$1.02	$0.24

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“We are happy to report another strong quarter and share the successful results of our growth strategy. We’ve seen advancements in key areas of our business and our minimally invasive technologies are becoming the gold standard,” said Moshe Mizrahy, CEO of InMode. “Consumable and service revenues have continued to experience high growth, increasing 22% from last quarter. This indicates that physicians are successfully adopting our procedures as well as keep increasing the use of each InMode system, which leads to a growing contribution of consumables to our overall revenues.”

“Consumer demand is on a fast-track recovery to pre-covid levels and was higher than anticipated in Q2. The pent-up demand is now being complemented by purchases and supported by long-term, sustainable industry trends for hands-free devices and minimally invasive procedures. We have also seen higher overall transaction amounts, which is attributed to the growing demand for our products but also to the ongoing training of our sales force. We are pleased to see high physician and patient satisfaction with our products and services. The attendance for our events has also been better than the pre-pandemic market, which is encouraging to see,” stated Shakil Lakhani, President of InMode North America.

“It is with considerable optimism that we are launching Empower, a new platform focused on women’s health, on August 15th. Empower will significantly increase our business in women’s health and mark our major expansion into the gynecology market, which is three times the size of the aesthetics market. InMode will market this medically oriented platform to OB/GYN doctors, further diversifying our client base and verticals,” commented Dr. Michael Kreindel, CTO and co-founder of InMode.

Yair Malca, CFO of InMode, added, “Recent business expansions in key markets contributed to InMode reporting record numbers. Operations outside the U.S. represented 34% of the business in H1 2021, compared to 23% in H1 2020. Asia and Europe were the biggest regions supporting InMode’s growth outside the U.S. this quarter. As the market demand in the U.S. and globally increases, we believe that our profitable growth will continue, especially in light of our ever-expanding pipeline.”

“As a company that values ESG [Environmental, Social and Governance] principles, we keep implementing our ESG initiatives across the board as we strive to use best practices in all our interactions with physicians, patients, shareholders, and partners. We are committed to holding ourselves to the highest standards as we expand globally and now operate in a total of 68 countries.” commented Sandra Ziv, ESG Manager.

Second Quarter 2021 Financial Results

Total revenues for the second quarter of 2021 reached $87.3 million, an increase of 184% compared to the second quarter of 2020. “The increase in revenue was primarily due to the impact of the global COVID-19 pandemic, which significantly reduced economic activity and caused shutdowns in the U.S. during Q2 of 2020. Notably, international sales are growing dramatically year over year, as we successfully implement our U.S. growth strategy globally,” commented Yair Malca, InMode’s Chief Financial Officer.

GAAP gross margin for the second quarter of 2021 and 2020 was 85% for each period. *Non-GAAP gross margin for the second quarter of 2021 was 86% and 85% for the second quarter of 2020.

GAAP operating margin for the second quarter of 2021 was 48%, compared to 26% in the second quarter of 2020. *Non-GAAP operating margin for the second quarter of 2021 was 51%, compared to 30% in the second quarter of 2020. This increase stemmed primarily from the interruption of the sales cycle in April and May 2020 by the COVID-19 pandemic, while InMode continued to incur the non-variable sales and marketing expenditure during those months. In addition, the company’s accelerated growth increased gross profit more than operating expenses, translating into a higher operating margin for the quarter.

InMode reported GAAP net income attributable to InMode Ltd of $40.9 million, or $0.95 per diluted share, in the second quarter of 2021, compared to $8.6 million, or $0.21 per diluted share, in the second quarter of 2020. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd of $43.9 million, or $1.02 per diluted share, in the second quarter of 2021, compared to $10.1 million, or $0.24 per diluted share, in the second quarter of 2020.

2021 Financial Outlook

Management provided an outlook for the full year of 2021, the period ending December 31, 2021. Based on current estimates, management expects:

●	Revenues between $305 million to $315 million
●	*Non-GAAP gross margin between 84% to 86%
●	*Non-GAAP income from operations between $135 million and $140 million
●	*Non-GAAP earnings per diluted share between $3.10 and $3.25

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP diluted earnings per share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, co-founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, July 28, 2021, at 8:30 a.m. Eastern Time to discuss the second quarter 2021 financial results.

The Company encourages participants to pre-register for the conference call using the following link:  https://dpregister.com/sreg/10157922/ea04627326

Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from July 28, 2021 at 12 p.m. Eastern Time to August 11, 2021 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10157922
To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2021, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
REVENUES	87,325	30,765	152,849	71,206
COST OF REVENUES	12,723	4,695	22,802	10,879
GROSS PROFIT	74,602	26,070	130,047	60,327
OPERATING EXPENSES:
Research and development	2,455	1,816	4,756	5,248
Sales and marketing	28,670	14,536	53,232	37,535
General and administrative	1,941	1,613	3,752	3,436
TOTAL OPERATING EXPENSES	33,066	17,965	61,740	46,219
INCOME FROM OPERATIONS	41,536	8,105	68,307	14,108
Finance income, net	428	636	472	1,265
INCOME BEFORE TAXES	41,964	8,741	68,779	15,373
INCOME TAXES	1,039	161	1,108	302
NET INCOME	40,925	8,580	67,671	15,071
Add: Loss (net income) attributable to non-controlling interests	-	8	(103)	(50)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	40,925	8,588	67,568	15,021

NET INCOME PER SHARE:
Basic	1.00	0.24	1.69	0.43
Diluted	0.95	0.21	1.58	0.36
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	40,850	35,943	39,947	34,956
Diluted	42,881	41,733	42,725	41,709

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	June 30, 2021	December 31, 2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	61,772	68,938
Marketable securities	218,845	142,007
Short-term bank deposits	52,261	49,589
Accounts receivable, net of allowance for doubtful accounts	18,250	10,499
Other receivables	6,822	3,575
Inventories	17,394	14,983
TOTAL CURRENT ASSETS	375,344	289,591
NON-CURRENT ASSETS:
Accounts receivable	474	477
Other receivables	-	2,894
Deferred income taxes, net	382	64
Operating lease right-of-use assets	4,988	1,153
Property and equipment, net	1,243	982
Other investments	600	600
TOTAL NON-CURRENT ASSETS	7,687	6,170
TOTAL ASSETS	383,031	295,761

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	7,723	6,410
Contract liabilities	13,332	11,900
Other liabilities	21,116	16,720
TOTAL CURRENT LIABILITIES	42,171	35,030
NON-CURRENT LIABILITIES:
Contract liabilities	2,028	1,988
Other liabilities	3,892	2,910
Operating lease liabilities	3,764	358
TOTAL NON-CURRENT LIABILITIES	9,684	5,256
TOTAL LIABILITIES	51,855	40,286

TOTAL SHAREHOLDERS’ EQUITY	331,176	255,475
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	383,031	295,761

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	40,925	8,580	67,671	15,071
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	128	105	242	199
Share-based compensation expenses	2,948	1,160	5,646	7,210
Allowance for doubtful accounts	287	160	327	466
Loss (gains) on marketable securities, net	3	(3)	7	(9)
Finance expenses, net	404	79	809	268
Deferred income taxes, net	(101)	458	(202)	826
Changes in operating assets and liabilities:
Increase in accounts receivable	(3,506)	(3,045)	(8,075)	(2,455)
Decrease (increase) in other receivables	1,063	63	(317)	(1,497)
Increase in inventories	(1,694)	(4,141)	(2,411)	(6,819)
Increase (decrease) in accounts payable	313	(690)	1,313	324
Increase in other liabilities	5,832	2,323	5,037	530
Increase (decrease) in contract liabilities	151	(3,725)	1,472	(6,670)
Net cash provided by operating activities	46,753	1,324	71,519	7,444
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(20,000)	(15,090)	(41,000)	(31,609)
Proceeds from short-term deposits	19,090	13,590	38,090	28,090
Purchase of fixed assets	(338)	(226)	(503)	(325)
Purchase of marketable securities	(63,482)	(34,376)	(125,727)	(78,309)
Proceeds from sale of marketable securities	21,180	53,712	47,982	92,286
Net cash provided by (used in) investing activities	(43,550)	17,610	(81,158)	10,133
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(11,057)	-	(11,921)	-
Exercise of options	4,711	549	14,603	2,550
Net cash provided by (used in) financing activities	(6,346)	549	2,682	2,550
EFFECT OF EXCHANGE RATE CHANGES ON CASH	14	146	(209)	(87)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,129)	19,629	(7,166)	20,040

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	64,901	45,138	68,938	44,727
CASH AND CASH EQUIVALENTS AT END OF PERIOD	61,772	64,767	61,772	64,767

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,				Six months ended June 30,				Year ended December 31,
	2021		2020		2021		2020		2020
Revenues by Geography:
United States	56,370	65%	24,060	78%	100,435	66%	54,883	77%	149,488	73%
International	30,955	35%	6,705	22%	52,414	34%	16,323	23%	56,619	27%
Total Net Revenue	87,325	100%	30,765	100%	152,849	100%	71,206	100%	206,107	100%

	Three months ended June 30,				Six months ended June 30,				Year ended December 31,
	2021		2020		2021		2020		2020
Revenues by Category:
Capital equipment revenues	77,846	89%	27,181	88%	135,577	89%	62,557	88%	185,320	90%
Consumables and service revenues	9,479	11%	3,584	12%	17,272	11%	8,649	12%	20,787	10%
Total Net Revenue	87,325	100%	30,765	100%	152,849	100%	71,206	100%	206,107	100%

	Three months ended June 30,						Six months ended June 30,
	2021			2020			2021			2020
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	69	73	71	53	77	58	67	75	70	58	75	61
Hands-Free	29	10	22	46	9	38	31	8	23	40	7	33
Non-Invasive	2	17	7	1	14	4	2	17	7	2	18	6
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30, 2021			Three months ended June 30, 2020
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	87,325	-	87,325	30,765	-	30,765
COST OF REVENUES	12,723	(274)	12,449	4,695	(149)	4,546
GROSS PROFIT	74,602	274	74,876	26,070	149	26,219
OPERATING EXPENSES:
Research and development	2,455	(386)	2,069	1,816	(122)	1,694
Sales and marketing	28,670	(2,014)	26,656	14,536	(757)	13,779
General and administrative	1,941	(274)	1,667	1,613	(132)	1,481
TOTAL OPERATING EXPENSES	33,066	(2,674)	30,392	17,965	(1,011)	16,954
INCOME FROM OPERATIONS	41,536	2,948	44,484	8,105	1,160	9,265
Finance income, net	428	-	428	636	-	636
INCOME BEFORE TAXES	41,964	2,948	44,912	8,741	1,160	9,901
INCOME TAXES (TAX BENEFIT)	1,039	-	1,039	161	(348)	(187)
NET INCOME	40,925	2,948	43,873	8,580	1,508	10,088
Add: Loss (net income) attributable to non-controlling interests	-	-	-	8	-	8
NET INCOME ATTRIBUTABLE TO INMODE LTD.	40,925	2,948	43,873	8,588	1,508	10,096

NET INCOME PER SHARE:
Basic	1.00		1.07	0.24		0.28
Diluted	0.95		1.02	0.21		0.24
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	40,850		40,850	35,943		35,943
Diluted	42,881		43,080	41,733		42,009

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Six months ended June 30, 2021			Six months ended June 30, 2020
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	152,849	-	152,849	71,206	-	71,206
COST OF REVENUES	22,802	(503)	22,299	10,879	(225)	10,654
GROSS PROFIT	130,047	503	130,550	60,327	225	60,552
OPERATING EXPENSES:
Research and development	4,756	(687)	4,069	5,248	(2,008)	3,240
Sales and marketing	53,232	(3,946)	49,286	37,535	(4,595)	32,940
General and administrative	3,752	(510)	3,242	3,436	(382)	3,054
TOTAL OPERATING EXPENSES	61,740	(5,143)	56,597	46,219	(6,985)	39,234
INCOME FROM OPERATIONS	68,307	5,646	73,953	14,108	7,210	21,318
Finance income, net	472	-	472	1,265	-	1,265
INCOME BEFORE TAXES	68,779	5,646	74,425	15,373	7,210	22,583
INCOME TAXES (TAX BENEFIT)	1,108	-	1,108	302	(424)	(122)
NET INCOME	67,671	5,646	73,317	15,071	7,634	22,705
Add: Net Income attributable to non-controlling interests	(103)	-	(103)	(50)	-	(50)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	67,568	5,646	73,214	15,021	7,634	22,655

NET INCOME PER SHARE:
Basic	1.69		1.83	0.43		0.65
Diluted	1.58		1.71	0.36		0.54
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	39,947		39,947	34,956		34,956
Diluted	42,725		42,901	41,709		41,922